Exhibit 99.1

Stock Exchange Announcement No. 11/2004
Copenhagen, Denmark
August 30, 2004

Olicom Reports First Half-year 2004 Results

Olicom A/S (Other OTC: OLCMF) today announced a net loss for the first half-year 2004 of 9.7 million Danish kroner (“DKK”), or US$ 1.6 million. The loss per share was DKK 0.57, or US$ 0.09 per share. All amounts expressed in dollars are calculated at the June 30, 2004, rate of exchange between the US dollar and the Danish krone.

As of June 30, 2004, Olicom had cash of DKK 25.8 million, or US$ 4.2 million. Shareholders’ equity was DKK 226.9 million, or US$ 37.1 million, at the end of June 2004, corresponding to DKK 13.39 per share, or US$ 2.19 per share.

The half-year has especially been affected by a negative adjustment of DKK 6 million, or US$ 1 million of the valuation of the original investment in Scalado, which was made in August 2001. Scalado has this year with considerable success marketed its Mobile Imaging technologies and has signed several licensing agreements with leading mobile phone manufacturers. As announced in a separate announcement Scalado has today closed a new financing round with the Swedish venture capital firm Industrifonden as lead investor. The investment round strengthens Scalado’s capital base with DKK 12.3 million, or US$ 2.1 million, and Olicom does not anticipate that Scalado will need any further financing.

In general Olicom’s portfolio companies have experienced a positive development during the first half-year 2004. LH Comlog has experienced a significant revenue growth, which for the full year is expected to be up to 50%. ITE has also made substantial progress. Since the end of July the Hugo show has been broadcast on TV in the Chinese Guangdong province on a daily basis. The Guangdong province has about 85 million inhabitants. It is still too early to assess which importance the Chinese market penetration will have for ITE.

Hymite, which in March 2004 closed a financing round of DKK 72 million, or US$ 12 million, has released its first product and the company is in dialogue with more important customer prospects regarding other projects. In February Sifira began its first major service delivery to the mobile operator CBB. The delivery has been very successful and Sifira expects to close more significant service agreements before the end of the year. Tpack, which enables Metro Ethernet services, continues to meet growing demand in all major markets, and the cooperation with Tpack’s global distribution partner has proven to be of great value to the company.

As an exception to the positive development, the market for PDAs has shown a disappointing development, which has caused several manufacturers, including Sony, to announce a withdrawal from the market. The PDA market is the most important market for Decuma and the market development has adversely influenced the sales opportunities.

The generally positive development means that several of Olicom’s portfolio companies have matured to a stage where they are possible to exit. Favourable exits may prove to be time demanding and it is therefore difficult to give estimates as to when they can be accomplished.

For the full year 2004 Olicom now expects a net loss of around DKK 15 million, or US$ 2.5 million. This expectation is based on the assumption that it will not be necessary to liquidate major portfolio companies or make further significant write-downs in the value of these companies. Olicom estimates that the probability of additional write-downs is unchanged.

“Generally we are satisfied with the development of the portfolio companies so far this year. Especially the completed financing rounds in Hymite and Scalado, which both attracted new investors, confirms the companies’ potential”, says Boje Rinhart, CEO at Olicom. “Better operating results and the accomplished investment rounds have significantly decreased the portfolio companies’ demand for further financing from Olicom, and we aim at completely eliminating this need before the end of this year.”

For further information please contact Olicom CEO Boje Rinhart, tel. +45 4527 0000 or e-mail bri@olicom.com.

Attachments

Summary of Income Statement and Balance Sheet follow.

About Olicom

Olicom invests in leading edge information technology and communication technology companies located in Scandinavia. The main office is located in the Øresund region and the US office is located in the Dallas Telecom Corridor in Richardson, Texas. Olicom is listed on the Copenhagen Stock Exchange and in the USA the company’s stock is traded on Other OTC, under the symbol OLCMF.

Further information about Olicom can be found at www.olicom.com or obtained by contacting CEO Boje Rinhart tel. +45 4527 0000 or e-mail bri@olicom.com.

Except for historical information contained herein, the matters discussed in this news release may contain forward-looking statements that reflect the Company’s current expectations and projections about its future results, performance, prospects and opportunities. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties and other factors that could cause its actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Among the risks, uncertainties and other factors that could cause results to differ are uncertain market conditions, the successful implementation of the Company’s new strategic direction; the Company’s need to continue to identify and acquire interests in suitable portfolio companies; intense competition among capital providers to acquire interests in technology companies; the dependence of the Company on the financial and operating success of the enterprises in which it invests or participates; and existing and future regulations affecting the Company’s business, the businesses of its portfolio companies or technology generally. Further information may be found in Olicom’s periodic filings with the U.S. Securities and Exchange Commission (SEC), including the most recent reports on Form 20-F and 6-K, which identify important risk factors related to the Company’s business that could cause actual results, performance, prospects or opportunities to materially differ from those contained in the forward-looking statements.

Attachments — Summary of Income and Balance Sheet

	Six months
	Ended June 30,
	2003	2004	2004
			Convenience
			translation
	DKK	DKK	USD
	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands except for amounts per share)
Valuation adjustments, affiliated companies	0	(6,000)	($981)
Gross profit	0	(6,000)	(981)

Operating expenses
General and administrative	7,755	4,026	659
Restructuring charges	(2,182)	(47)	(8)

Total operating expenses	5,573	3,979	651

Income/(loss) from operations before interest and income taxes	(5,573)	(9,979)	(1,632)
Income from sale of activities	0	0	0
Interest income and other, net	1,043	313	51

Income/(loss) before income taxes	(4,530)	(9,666)	(1,581)
Income taxes	0	0	0

Net income/(loss)	(4,530)	(9,666)	($1,581)

Earnings/(loss) per share, basic	(0.27)	(0.57)	($0.09)

Earnings/(loss) per share, diluted	(0.27)	(0.57)	($0.09)

Weighted average shares outstanding including common stock equivalents, basic	16,938	16,938	16,938

Weighted average shares outstanding including common stock equivalents, diluted	16,938	16,938	16,938

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1148 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.

	December 31	June 30	June 30
	2003	2004	2004
			Convenience
			translation
	DKK	DKK	USD
	(Audited)	(Unaudited)	(Unaudited)

	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	41,326	25,773	$4,215
Outstanding amounts, affiliated companies	68,236	74,754	12,225
Accounts receivable	362	692	113
Prepaid expenses and other current assets	2,395	1,735	284

Total current assets	112,319	102,954	16,837

Long-term assets	619	233	38
Investments, property and equipment, net	80	51	8
Outstanding amounts, affiliated companies	20,000	20,000	3,271
Investments in affiliated companies	110,410	109,971	17,984

Total assets	243,428	233,209	$38,138

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,804	5,415	$885

Total current liabilities	5,804	5,415	885

Provisions:
Restructuring charges	1,033	912	149

Total provisions	1,033	912	149

Shareholders’ equity	236,591	226,882	37,104

Total liabilities and shareholders’ equity	243,428	233,209	$38,138

The balance sheets and statements of income include a convenience translation for the most recent reporting period by applying the quarter-end exchange rate of DKK 6.1148 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted to, U.S. dollars.

Investments in Affiliated Companies as of June 30, 2004

	Owner's share (Non-diluted)	Investment (DKK 1,000)
Danacell A/S	16.7%	1,229
Decuma AB	16.8%	14,300
Hymite A/S	10.9%	14,402
ITE ApS	100.0%	22,373
LH Comlog A/S	22.5%	12,500
Scalado AB	41.0%	20,421
Sifira A/S	57.2%	17,961
Tpack A/S	22.3%	12,500

Total investment		115,686
Valuation adjustments		(5,715)
Investments in affiliated companies		109,971